Via Facsimile and U.S. Mail
Mail Stop 6010

January 11, 2008

Mark M. Webber
Chief Financial Officer
AVI BioPharma, Inc.
One SW Columbia Street, Suite 1105
Portland, Oregon 97258

Re: AVI BioPharma, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 16, 2007
File No. 001-14895

Dear Mr. Webber:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief